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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                            March 2004

Commission File Number:                                                                                                                                               000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant’s name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.
Note:

Every report required to be filed under section 85(1) of the Securities Act and section 151 of the Securities Rules shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1.	Reporting Issuer KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9 Telephone: (250) 361-1578
Item 2.	Date of Material Change March 22, 2004
Item 3.	Press Release March 22, 2004 disseminated via CCN Matthews, Vancouver Stockwatch and Market News.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced that it had received from the operator, De Beers Canada Exploration Inc., microdiamonds results for kimberlite body 140/141 of the Fort à la Corne Diamond Project in Saskatchewan.  The principal objective of the Phase 1 program for Fall 2003 was to target the significantly higher-grade zone of kimberlite that was discovered in the 2002 program.

Item 5.	Full Description of Material Change See Schedule “A” attached.
Item 6.	Reliance on Section 85(2) of the Act (British Columbia) Not Applicable

Item 7.	Omitted Information Not Applicable
Item 8.	Senior Officers David H. Stone, President Kensington Resources Ltd. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9 Telephone: (250) 361-1578
Item 9.	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein.

DATED this 23rd day of March, 2004.

(signed) “David H. Stone”
(signature)
David H. Stone
(Name)
President & Director
(Position)
Victoria, British Columbia
(Place of Declaration)

Schedule A

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

HIGH DIAMOND COUNTS CONTINUE FOR MICRODIAMOND PROGRAM

Victoria, B.C., Monday, March 22, 2004 – Kensington Resources Ltd. (the “Company”) announces that it has received from the operator, De Beers Canada Exploration Inc., microdiamonds results for kimberlite body 140/141 of the Fort à la Corne Diamond Project in Saskatchewan.  The principal objective of the Phase 1 program for Fall 2003 was to target the significantly higher-grade zone of kimberlite that was discovered in the 2002 program.

A total of 1,159 microdiamonds were recovered utilizing caustic dissolution methods from 595.15 kg of kimberlite core.  A summary of diamond recovery by kimberlite phase is shown in the table below.  The samples were obtained from six different HQ (2.5 inches or 63.5 mm diameter) drillhole intersections located in the southern part of the 140/141 kimberlite body which targeted higher grade zones.  The “repeated graded beds” and the “breccia beds” immediately underlying them yielded the best stone abundances.  The average microdiamond abundance for all 140/141 samples is 19.5 stones per 10 kg while the repeated graded beds and breccia beds yielded average microdiamond abundances of 22.5 and 21.6 stones per 10 kg, respectively.  This is much higher than previous results for kimberlite body 140/141.  A total of seven stones larger than 0.5 mm were recovered from the repeated graded beds and the breccia beds.

“We are very pleased with the progress that we have made on the 140/141 kimberlite body,” said David H. Stone, President of Kensington.  “These results, together with those previously reported from kimberlite body 148, demonstrate that the joint venture has been successful in targeting the enriched zones which we now know exist.”

140/141 Microdiamond Results by Kimberlite Type

Kimberlite Type	Sample Mass (kg)	# of Stones	Average Stones/10kg	Stones larger than 0.500 mm
Repeated Graded Beds	142.55	323	22.7	3
Breccia Beds	274.90	593	21.6	4
Other Kimberlite Units	68.00	109	16.0	0
Speckled Beds	109.70	134	12.2	0
Total:	595.15	1159	19.5	7

As reported in the Company’s news release of January 26, 2004, a clear, colourless diamond weighing 0.77 carats was recovered from the upper part of kimberlite body 140/141 during sample preparation of kimberlite core.  The stone was recovered from a slabbed portion of the core situated between samples collected by the operator immediately above and below this horizon and is not included in the table above.

A more in-depth technical summary of the microdiamond results for kimberlite body 140/141, including photographs of the 0.77 carat diamond recovered from the slabbed core, can be viewed on the Company's website at www.kensington-resources.com.

Further results to be released from the Phase 1 program include microdiamond recovery from kimberlite bodies 122 and 150, as well as geological models and revised grade forecasts for kimberlites 140/141, 148, 122, and 150.  The Phase 1 exploration program is budgeted at $3 million.  Microdiamond and geology results from Phase 1 will facilitate decisions concerning a Phase 2 program during the spring and summer of 2004.  The Company is well funded with approximately $2.5 million in the treasury.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  Microdiamond recovery was performed by Saskatchewan Research Council of Saskatoon.  All aspects of quality assurance, quality control and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Exploration Inc., the project operator.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “David H. Stone”

David H. Stone

President

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

David H. Stone, President

Robert A. Young, Investor Relations

Kensington Resources Ltd.

Robert A. Young & Associates

Tel:  1-800-514-7859 or (250) 361-1KRT

Tel:  1-877-626-2121 or (604) 682-5123

E-mail:  raya@digital-rain.com

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements that include the words “believes,” “expects,” “anticipates” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors contained in the Company's documents filed from time to time with the B.C. Securities Commission and the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Summary of Microdiamond Recovery Results for FalC Kimberlite 140/141 – March 22, 2004

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

March 22, 2004

Fort à la Corne Project – Kimberlite Body 140/141

Update on Diamond Recovery Results Using Caustic Dissolution Procedures

HIGH MICRODIAMOND COUNTS CONTINUE FOR KIMBERLITE 140/141

Kensington Resources Ltd. has received from the operator, De Beers Canada Exploration Inc. preliminary microdiamonds results from the Saskatchewan Research Council (SRC) for Kimberlite Body 140/141 of the Fort à la Corne Diamond Project in east-central Saskatchewan.  Kimberlite Body 140/141 is one of the largest bodies in the Fort à la Corne field with a footprint of 200+ hectares (based on a 30-metre modeled thickness cutoff).

A total of 1,159 microdiamonds were recovered utilizing caustic dissolution methods from 595.15 kilograms of core submitted to the SRC.  The SRC recovered and reported diamonds down to a lower cutoff of 0.075 millimetres in size; diamonds passing through a 0.075 mm screen were not included in the stone tallies.

Geological modeling of Kimberlite 140/141 shows it is dominated by a thick interval of graded fine to coarse-grained olivine pyroclastic kimberlite that have relatively thin intervals of xenolith-rich, breccia beds in the northern part of the body.  Diamond grades and revenue modeling for these units were reported during 2000 to 2003.  Investigation of the southern part of the extensive body during 2002 and 2003 by core drilling and limited numbers of 24-inch reverse circulation drillholes showed the presence of several new kimberlite phases, although the dominant kimberlite types are medium to very coarse grain xenolith-rich breccias and matrix-supported kimberlites (“speckled” kimberlites) considered to be older than the overlying, relatively thin veneer of graded olivine-rich pyroclastic beds.

Preliminary geological modeling of the southern part of the body, in part from the new core intersections revealed four main phases of kimberlite including: repeated graded beds similar to the graded fine to coarse-grained olivine pyroclastic kimberlite beds located to the north and east, a moderately thick interval of older breccia beds having a closer textural affinity to the speckled beds below, variably thick intervals of underlying “speckled”, matrix-supported kimberlite containing thin areally limited, interbedded coarse-olivine pyroclastic beds and breccias (speckled beds)), and several stratigraphically diverse “other” kimberlites that currently are grouped together until better differentiation of the phases can be made.

Average microdiamond recoveries from three of the 2002 coreholes targeted on the central and southern parts of the body ranged from 12.7 to 13.5 stones per 10 kg, but these averages reflect sampling of at least three different kimberlite phases.  These drillhole averages are at least twice that seen for similar recoveries from other parts of the body.  Allocation of diamonds to appropriate kimberlite phases by De Beers’ experts facilitated an early grade forecast of 18.6 cpht for the breccia beds and 4.5 cpht for the speckled beds.  Given the relatively small numbers of microdiamonds in the dataset for discrete kimberlite types or phases, and the need to better delineate the extent of the new kimberlite phases, nine HQ coreholes (2.5 inch or 63.5 mm diameter) were drilled.

Samples for microdiamond recovery were extracted from six of the corehole intersections.  A summary of diamond recovery results for the drillholes and these phases are reported in Tables One and Two showing the best stone abundances for the repeated graded beds and the breccias immediately underlying them.  Table Three shows diamond recovery results by sieve size range for the same kimberlite types.  Locations for the 2003 coreholes are shown in Figure One.

Table One:  Summary of 140/141 Microdiamond Results by Drillhole

Drillhole	Sample Mass (kg)	# of Stones	Average Stones/10kg	Stones larger than 0.500 mm
140-32	99.90	173	17.3	1
140-33	92.65	219	23.6	1
140-38	100.80	173	17.2	2
140-34	91.85	166	18.1	1
140-39	110.60	199	18.0	1
140-40	99.35	229	23.0	1
Total:	595.15	1,159	19.5	7

512 600
513 000
513 400
513 800
514 200
140/141
900-01
141-40
25.2
5901 200
141-27
141-16
141-25
141-21
141-19
141-05
141-22
141-04
141-01
141-26
141-02
141-15
141-12
141-13
141-38
140-01
140-25
141-37A
141-18
141-17
141-11
140-19
140-22
5900 800
140-06
234.5
136.7
141-34
171.0
141-36
140-27
140-31
106.0
140-32
140-40
166.4
140-13
140-23
141-35
143.2
135.4
140-08
140-21
264.2
140-33
140.9
98.9
140-14
140-12
140-02
5900 400
121.5+
140-34
140-39
140-20
105.3
143.2
140-10
140-11
132.0
140-36
140-38
140-09
40.6
110.0
113.5
140-35
140-26
140-24
56.9
107.8
104.1
140-37
10.4+
140-04
72.4
133-01
0
200
400
meters

Figure One:

Location of 2003 Coreholes on Body 140/141 Showing Main Kimberlite Thicknesses

Table Two:  Summary of 140/141 Microdiamond Results by Kimberlite Type

Kimberlite Type	Sample Mass (kg)	# of Stones	Average Stones/10kg	Stones larger than 0.500 mm
Repeated Graded Beds	142.55	323	22.66	3
Breccia Beds	274.90	593	21.57	4
Other Kimberlite Units	68.00	109	16.03	0
Speckled Beds	109.70	134	12.21	0
Total:	595.15	1,159	19.47	7

Table Three:  140/141 Microdiamond Recoveries by Sieve Category and Kimberlite Type

Kimberlite Type	+0.075mm Sieve	+0.106mm Sieve	+0.150mm Sieve	+0.212mm Sieve	+0.300mm Sieve	+0.425mm Sieve	+0.600mm Sieve	+0.850mm Sieve
Repeated Graded Beds	176	94	30	17	3	1	0	2
Breccia Beds	309	159	87	26	9	1	2	0
Other Kimb. Units	58	34	10	5	2	0	0	0
Speckled Beds	66	40	20	6	2	0	0	0
Total:	609	327	147	54	16	2	2	2

The “repeated graded beds” and the “breccia beds” immediately underlying them yielded the best stone abundances.  The average microdiamond abundance for all 140/141 samples is 19.5 stones per 10 kg while the repeated graded beds and breccia beds yielded average microdiamond abundances of 22.5 and 21.6 stones per 10 kg, respectively.  This is much higher than previous results for kimberlite body 140/141.  A total of seven stones larger than 0.5 mm were recovered from the repeated graded beds and the breccia beds, one of which was recovered from the 0.300 sieve screen.  Simple evaluation of microdiamond stone counts in isolation are insufficient to estimate macrodiamond contents, but can be utilized in diamond size frequency distributions to give grade forecasts.

In addition to the results from caustic dissolution, a high quality diamond weighing 0.77 carats was encountered during sample preparation of kimberlite core in the Fort à la Corne Joint Venture warehouse; this was originally reported in the news release of January 26, 2004.  The diamond was liberated while HQ core, from a depth of 117.86 metres in drillhole 140-34, was being slabbed by a rock saw utilizing a non-diamond masonry blade.  The diamond was not damaged by the blade, although the stone halted the cutting process and scored the blade.  Both halves of the slabbed core retained a clear impression of the stone within kimberlite of the repeated graded beds.  The diamond was weighed and measured by the Saskatchewan Research Council (SRC) in Saskatoon.  According to the SRC, the stone measures 5.50 x 4.40 x 4.20 mm in three dimensions and was described as a colourless, clear octahedroid with etched trigons and hillocks (Figure Two).

Figure Two:

Photograph of the 0.77 carat stone recovered from 140-34 core (117.86 metres depth)

Recently, the SRC was certified under ISO 17025 for Diamonds (see CAN-P-1579 in the Guide to the Accreditation of Mineral Analysis Lab). The SRC reported 97% recovery of internal tracers during diamond recovery and stone picking was routinely audited by a supervisor.  Recovered diamonds and selected caustic residues will be sent to the De Beers’ Kimberley Microdiamond Laboratory (KMDL) for further auditing and verification of individual stone size, shape, and sieve category using proprietary techniques.  The microdiamond results from these drillholes will be integrated with the 140/141 dataset including results from similar kimberlite types intersected in earlier drillholes (140-12, 140-16, 140-17, and 141-09), followed by modeling of grade forecasts for the southern part of the 140/141 body.

Microdiamond results for a further two high priority kimberlite bodies (122 and 150), drilled during Fall 2003, are expected in the coming weeks.  Phase 1 of the 2003/2004 exploration program is budgeted at $3 million. Microdiamond recovery and geology results from Phase 1 will facilitate decisions concerning further exploration and evaluation programs during the Spring and Summer of 2004.  The Company is well funded with approximately $2.5 million in the treasury.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  All aspects of quality assurance, quality control, and sample chain of custody for the Fort a la Corne Joint Venture are managed by De Beers Canada Exploration Inc., the project operator.

Brent C. Jellicoe,  P.Geo.

Kensington Resources Ltd.

March 22, 2004

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.
Note:

Every report required to be filed under section 85(1) of the Securities Act and section 151 of the Securities Rules shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1.	Reporting Issuer KENSINGTON RESOURCES LTD. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9 Telephone: (250) 361-1578
Item 2.	Date of Material Change March 26, 2004
Item 3.	Press Release March 26, 2004 disseminated via Vancouver Stockwatch and Market News.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) reported the granting of 105,000 stock options exercisable at a price of $1.13 per share for a five-year period pursuant to the Company’s Stock Option Plan.  The stock options are being granted to a director, an employee and a consultant of the Company.

Item 5.	Full Description of Material Change See Schedule “A” attached.
Item 6.	Reliance on Section 85(2) of the Act (British Columbia) Not Applicable

Item 7.	Omitted Information Not Applicable
Item 8.	Senior Officers David H. Stone, President Kensington Resources Ltd. Suite 306, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9 Telephone: (250) 361-1578
Item 9.	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein.

DATED this 29th day of March, 2004.

(signed) “David H. Stone”
(signature)
David H. Stone
(Name)
President & Director
(Position)
Victoria, British Columbia
(Place of Declaration)

Schedule A

Head Office

Suite 306, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1578  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

NEWS RELEASE

Victoria, B.C., Friday, March 26, 2004 – Kensington Resources Ltd. (the “Company”) reports the granting of 105,000 stock options exercisable at a price of $1.13 per share for a five-year period pursuant to the Company’s Stock Option Plan.  The stock options are being granted to a director, an employee and a consultant of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “David H. Stone”

David H. Stone

President

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

David H. Stone, President

Robert A. Young, Investor Relations

Kensington Resources Ltd.

Robert A. Young & Associates

Tel:  1-800-514-7859 or (250) 361-1KRT

Tel:  1-877-626-2121 or (604) 682-5123

E-mail:  raya@digital-rain.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3)

OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Kensington Resources Ltd. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on March 26, 2004 of 105,000 stock options of the Issuer, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Victoria, British Columbia this 29th day of March, 2004.

KENSINGTON RESOURCES LTD.

(signed) “David H. Stone”

By:

___________________________

David H. Stone

President & Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.

(Registrant)

October 13, 2005

By: /s/ Robert A. McCallum

Date

Robert A. McCallum

President, CEO and Director